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                                                                       EXHIBIT 2



                                   REAL ESTATE
                                   ASSOCIATES
                                   LIMITED VI

     9090 Wilshire Boulevard - Suite 201 - Beverly Hills, California 90211 -
                                 (310) 278-2191

July 6, 1998


RE: REAL ESTATE ASSOCIATES LIMITED VI

Dear Investor:

        Several limited partners have called us to tell us that they have received an unsolicited tender offer from Bond Purchase LLC to buy their interests in REAL VI for $333 per $5,000 unit. The buyers, in their offering letter, represent that these purchases would be for investment purposes only.

        The General Partners are unable to value the interests because of a lack of a market for them, and therefore cannot comment on the fairness of the Bond Purchase LLC's offer. Limited Partners should also be aware that a sale of their interests in REAL VI will have tax consequences that should be evaluated in consultation with each Limited Partner's own tax advisor.

        In addition, the General Partners of REAL VI expect to solicit the consent of the Limited Partners to a proposed transaction pursuant to which several of the properties in which REAL VI has invested will be sold to a real estate investment trust (the "REIT") to be organized by affiliates of the General Partners of REAL VI. Proxy materials have not yet been filed with the Securities and Exchange Commission and solicitation of consents is not expected to commence until the third quarter of 1998. If the REIT transaction is consummated, limited partners would receive distributions of net sales proceeds according to their interests in the Partnership. It should be noted that the REIT transaction will be subject to a number of conditions in addition to approval by the limited partners of REAL VI, including completion of a proposed private placement of shares of the REIT. Accordingly, there can be no assurance that the proposed purchases by the REIT of the REAL VI property interests will be consummated or that, if consummated, will be on the currently proposed terms.

        Most of the limited partners have negative capital account balances with respect to their interests in REAL VI. For example, our accountants tell us that, on average, the negative capital account balance for a $5,000 investor at the end of December 1997 was approximately $5,700. This means that an original investor who sold a unit on December 31, 1997 would have recognized gain from the sale of his REAL VI interest in an amount equal to approximately $6,033 (the $5,700 negative capital account balance plus the $333 cash sales price). This gain would have been "passive" and would have been offset by any passive losses which such investor may have had from REAL VI (suspended from prior years) or other sources. Unless a limited partner has suspended or current losses available, a substantial portion of the gain would still be subject to tax liability.

        PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION.



                    [REAL ESTATE ASSOCIATES LIMITED VI LOGO]

        CORPORATE GENERAL PARTNER: National Partnership Investments Corp.


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REAL VI

        The General Partners urge each investor to carefully consider the foregoing information before tendering his or her offeror. Although the offer letter states that investors cannot withdraw units which may already have been tendered, you should consult with your Attorney to determine if this requirement is enforceable should you wish to reconsider your decision to tender.


                                   Sincerely,

                     National Partnership Investments Corp.




/s/ Charles H. Boxenbaum                               /s/ Bruce E. Nelson

Charles H. Boxenbaum                                   Bruce E. Nelson
Chairman of the Board                                  President